UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission File Number: 001-37886

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPSTAR FINANCIAL HOLDINGS, INC.

1201 Demonbreun Street, Suite 700

Nashville, Tennessee 37203

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of

Capstar Bank 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Capstar Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan’s auditor since 2020.

Greenville, South Carolina

June 29, 2023

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

	2022	2021
Assets
Investments, at fair value	$17,889,297	$19,976,028

Receivables:
Participant contributions	—	61,026
Employer contributions	—	35,230
Notes receivable from participants	157,668	66,624
Net assets available for benefits	$18,046,965	$20,138,908

See Notes to Financial Statements	4

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2022

Investment income (loss):
Net depreciation in fair value of investments	$(3,857,864)
Interest and dividends	348,278
Net investment income (loss)	(3,509,586)

Interest income on notes receivable from participants	5,891

Contributions:
Participants	1,777,130
Employer	978,970
Rollover	212,636
2,968,736

(534,959)

Deductions:
Benefits paid to participants	1,546,335
Administrative expenses	10,649
Total deductions	1,556,984

Decrease in net assets available for benefits	(2,091,943)

Net assets available for benefits, beginning of year	20,138,908

Net assets available for benefits, end of year	$18,046,965

See Notes to Financial Statements	5

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 1: Description of the Plan

The following description of the CapStar Bank 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by CapStar Bank (Company) for the benefit of its full-time employees and part-time employees whose regularly scheduled hours during each computation period exceed 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Newport Trust Company is the trustee of the Plan and serves as Plan Custodian and recordkeeper.

Effective April 30, 2018, the Plan allows participants to direct a portion of their investments into a fund that is invested in the common stock of CapStar Financial Holdings, Inc. (CapStar). The Plan sponsor has placed a limit on participant investments into this fund whereby no more than 10% of a participant’s account balance may be invested in this fund. Investments in the Plan, including CapStar common stock, have been registered with the Securities and Exchange Commission (SEC).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions in amounts up to the maximum amount allowed by law. Employee Roth, rollover and catch-up contributions are also permitted. The Company makes safe-harbor nonelective contributions to each eligible participant in an amount equal to 3% of the employee’s eligible compensation. The Company may elect to make additional matching contributions or profit-sharing contributions equal to a discretionary percentage. No discretionary matching contributions or profit-sharing contributions were made to the Plan for the year ended December 31, 2022. Contributions are subject to certain limitations.

Participant Investment Account Options

Each participant has the option of directing his or her contributions into any of the various investment options offered by the Plan and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and employer safe harbor nonelective contributions, plus earnings thereon. Vesting in the Company’s discretionary matching and profit-sharing contribution portions of their accounts, plus earnings thereon, is based on employees’ service. A participant is fully vested in employer discretionary matching and profit-sharing contributions, if applicable, after four years of service. Forfeitures, if applicable, are used to pay administrative expenses or to reduce any employer contribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. The loan interest rate, determined quarterly, is set at 1% above the prime rate, as defined. Principal and interest are paid ratably through payroll deductions.

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Payment of Benefits

Upon termination of service or disability, a participant may elect to receive a lump-sum amount equal to the value of his or her account. Participants may elect in-service distributions from after-tax and rollover account balances, or after attaining age 59.5 from all vested account balances. Participants are also eligible to make hardship withdrawals in the event of certain financial hardships.

Forfeited Accounts

At December 31, 2022 and 2021, forfeited accounts totaled approximately $1,500 and $1,400, respectively. Forfeitures may be used to reduce the Bank’s future contributions to the Plan as well as payment of administrative expenses. For the years ended December 31, 2022 and 2021, contributions were reduced from forfeited accounts by approximately $1,000 and $3,500, respectively.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Quoted market prices, if available, are used to value investments. Mutual funds are valued at quoted market prices of shares held by the Plan at year-end. Common stock within the unitized stock fund is valued at the closing price reported on the active market on which the individual securities are traded. Money market funds, including those within the unitized stock fund, are valued at amortized cost, which approximates fair value. The Plan’s interest in the collective trust is valued at the net asset value (NAV) of units of the collective trust. The NAV is used as a practical expedient to estimate fair value of the collective trust investment.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loan repayment periods may not exceed 5 years except for loans used to acquire a principal residence, in which case the repayment period may not exceed 15 years. Notes receivable are considered in default if any scheduled repayment is not made by the end of the calendar quarter following the calendar quarter in which the missed payment was due. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document. During the year ended December 31, 2022 no loans were considered delinquent and deemed as distributions. No allowance for loan losses has been recorded as of December 31, 2022 or 2021.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

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CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Note 3: Related-Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association or relatives of such persons.

The Plan paid $10,649 of fees to the Plan recordkeeper during the year ended December 31, 2022 compared to $15,254 for the year ended December 31, 2021. The Company provides certain administrative services at no cost to the Plan.

The Plan held the following party-in-interest investments (at fair value) within the unitized stock fund at December 31:

	2022	2021
CapStar Financial Holdings Inc. (CSTR) common stock	$670,921	$790,539
Shares outstanding	37,991	37,591

Note 4: Disclosures About Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

8

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022 and 2021:

	Fair value measurements using
	Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2022
Mutual funds	$16,162,550	$—	$—	$16,162,550
Unitized stock fund	697,969	—	—	697,969
Total assets in fair value hierarchy	$16,860,519	$—	$—	$16,860,519

Investments measured at net asset value (A):
Collective trust fund				1,028,778
				$17,889,297

December 31, 2021
Mutual funds	$18,364,238	$—	$—	$18,364,238
Unitized stock fund	813,046	—	—	813,046
Total assets in fair value hierarchy	$19,177,284	$—	$—	$19,177,284

Investments measured at net asset value (A):
Collective trust fund				798,744
				$19,976,028

(a)
In accordance with Subtopic 820-10, an investment measured at the NAV per share (or its equivalent) has not been classified in the fair value hierarchy. The fair value amount presented in this table is intended to permit a reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2022. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, mutual fund investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such investments are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The unitized stock fund consists of CapStar Financial Holdings, Inc. (CSTR) common stock and money market funds that provide liquidity for daily trading. CSTR common stock is valued at the closing price reported on the active market on which the individual securities are traded and the money market funds are valued at amortized cost, which approximates fair value.

9

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Investment Measured Using the Net Asset Value per Share Practical Expedient

The following tables summarize the investment for which fair value is measured using the NAV per share practical expedient as of December 31, 2022 and 2021. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

		Unfunded	Redemption	Redemption
	Fair value	commitments	frequency	notice period
December 31, 2022
Morley Stable Value Fund	$1,028,778	N/A	Daily	None

December 31, 2021
Morley Stable Value Fund	$798,744	N/A	Daily	None

Note 5: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 7: Tax Status

The Plan operates under a volume submitter adoption agreement and plan document sponsored by Newport Group, Inc. The volume submitter document has been filed with the appropriate agency. The Plan obtained a pre-approval determination letter from the IRS in June of 2020 which demonstrates that the IRS has determined and informed the Plan sponsor that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the opinion, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8: Plan Amendment

Effective November 24, 2021, the Plan was amended whereas deferral elections can be entered into as of each participant's Plan entry date or the first day of the month. Furthermore, any deferral election modifications can be entered into on the first day of each month. Initial deferral elections and subsequent modifications will become effective as soon as administratively feasible under the Plan's administrator. All other significant provisions of the Plan remained unchanged as a result of these 2021 amendments.

Note 9: Subsequent Events

The plan has evaluated all events or transactions that occurred through June 29, 2023, the date the financial statements were issued and determined that there are no matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

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Supplemental Schedule

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

EIN 26-0189349 PN 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

Identity of issuer	Description of investment	Current value
Investments:
Ab Small Cap Growth Portfolio Class X	Mutual Fund	$24,712
Allspring Special Mid Cap Value	Mutual Fund	6,224
American Century Small Cap Value Fund	Mutual Fund	15,194
American Funds Europacific Growth	Mutual Fund	294,214
American Funds New Perspective	Mutual Fund	67,282
Calamos Market Neutral Income	Mutual Fund	43,582
Delaware Ivy Mid Cap Growth	Mutual Fund	23,204
Fidelity 500 Index	Mutual Fund	2,273,267
Fidelity Blue Chip Growth	Mutual Fund	749,473
Fidelity Freedom Index 2015	Mutual Fund	97,883
Fidelity Freedom Index 2020	Mutual Fund	514,497
Fidelity Freedom Index 2025	Mutual Fund	1,038,312
Fidelity Freedom Index 2030	Mutual Fund	2,881,088
Fidelity Freedom Index 2035	Mutual Fund	1,114,536
Fidelity Freedom Index 2040	Mutual Fund	716,308
Fidelity Freedom Index 2045	Mutual Fund	281,764
Fidelity Freedom Index 2050	Mutual Fund	2,034,909
Fidelity Freedom Index 2055	Mutual Fund	264,142
Fidelity Freedom Index 2060	Mutual Fund	49,758
Fidelity Freedom Index 2065	Mutual Fund	12,658
Fidelity Freedom Index Inc.	Mutual Fund	663,628
Fidelity U.S. Bond Index	Mutual Fund	9,381
Metropolitan West Total Return Bond	Mutual Fund	222,336
PGIM High Yield	Mutual Fund	83,135
Vanguard Developed Markets Index	Mutual Fund	184,357
Vanguard Emerging Markets Index	Mutual Fund	204,734
Vanguard Mid Cap Index	Mutual Fund	687,906
Vanguard Small Cap Index	Mutual Fund	646,553
Vanguard Total International Stock Index	Mutual Fund	117,758
Vanguard Total Stock Market Index	Mutual Fund	388,049
Vanguard Value Index	Mutual Fund	451,706
Morley Stable Value Fund	Common Collective Trust Fund	1,028,778
*CapStar Bank Unitized Stock Fund	Unitized Stock Fund	697,969
		17,889,297

*Participant Loans	Participant plan notes:
	Lowest interest rate - 4.25%
	Highest interest rate - 8.00%
	Due through April 2034	157,668
		$18,046,965

*Party-in-interest

12

CAPSTAR BANK 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CAPSTAR BANK 401(k) PROFIT SHARING PLAN
By:	/s/ Michael J. Fowler
Michael J. Fowler
Chief Financial Officer (Principal Financial Officer)

CAPSTAR BANK 401(k) PROFIT SHARING PLAN
By:	/s/ Alison L. Jefferson
Alison L. Jefferson
Controller (Principal Accounting Officer)

Date: June 29, 2023

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